

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2022

Leonard Stella
President
Purthanol Resources Limited
2711 Centreville Rd., Suite 400
Wilmington, DE 19808

> **Re:  Purthanol Resources Limited**
> **Registration Statement on Form 10-12G**
> **Filed September 29, 2021**
> **File No. 000-33271**

Dear Leonard Stella:

   We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc:     Ron Mclntyre